Mail Stop 3561

                                                          June 30,
2005

Cameron Fink, Chief Executive Officer
Gondwana Energy Ltd.
Suite 400-534  17th Avenue S W
Calgary Alberta,  T2S 0B1  Canada


RE:  Gondwana Energy Ltd. ("the company")
        File No.  0-51203
        Amendment No. 1 to Form 10-SB
        Filed May 19, 2005


Dear Mr. Fink:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1 . Description of Business, page 3

It would appear that the initial section, (a) "Business Development" should be expanded to briefly outline the transactions which occurred in 2002 with respect to the company`s sale of its property interest in New Zealand and the wholly owned New Zealand subsidiary associated with that interest.

We note the statement at the end of page 4 "...if we are unsuccessful in discovering commercial quantities of hydrocarbons our business will fail." Please define what you mean by "commercial quantities".

New Zealand Petroleum Exploration Permits, page 6

Please clarify the statement "[T]he obligation to determine royalties payable may require additional accounting staff and expenses."
Disclose what may be necessary in terms of staff and costs to fulfill this obligation to the extent known.

Item 2.   Plan of Operations, page 11

Briefly clarify "play types" in the initial paragraph.

Item 5.  Directors, Executive Officers, Promoters... , page 14

We note that Rory O`Byrne was a company director and "previous
CEO"
in 2004. Please advise supplementally with a view towards disclosure the date he resigned as a director and CEO, and the reason(s) for his resignation.

Likewise, we note that Garth Johnson was a company director and also a director of another company. Please advise supplementally with a view towards disclosure the date he resigned as a company director and the reason(s) for his resignation.

Item 6. Executive Compensation, page 15

Reference is made to the second paragraph following the table.
Expand the initial sentence thereof to clarify "...our President at that time..." considering the fact that you list Cameron Fink as CEO, and Rory O`Byrne as "previous CEO" in 2004.

Item 7.  Certain Relationships and Related Transactions, page 15

Please expand the second paragraph to disclose the identity of the other company for which Mr. Johnson was a director. Further, please provide a brief background for the "transaction" you refer to in this paragraph, for which the company "...recovered $4,273 of expenses."
We may have further comment.


Financial Statements

Disclose on the face of the financial statements that they have been restated, disclose in a note the nature and amount of the restatement as required by paragraph 37 of APB 20, and direct your independent accountant to refer to the restatement of the annual financial statements in its report and dual-date or re-date the report. Provide similar disclosures in the Form 10-QSB for the three months ended March 31, 2005 as necessary.

General

Please update the information throughout to the latest date practicable including the accumulated deficit and working capital balances.

Signatures

As previously requested in comment #41 in the staff`s letter dated April 19, 2005, please indicate the individual operating in the capacity of principal accounting officer or controller.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Carlton Tartar at (202) 551-3387 if you have any questions regarding the financial statements and related matters.
Please contact Janice McGuirk at (202) 551-3395 with any other questions.




Sincerely,




                                                             John
Reynolds, Assistant Director

Office
of Emerging Growth Companies